Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Three months ended March 31,
(Dollars in millions, except ratios)	2010	2011	2012(1)	2013(2)	2014(2)	2015(2)
Interest expensed and capitalized	1,606	1,953	2,039	1,893	1,560	346
Interest portion of rental obligations	66	141	162	222	232	48

Total fixed charges (A)	1,672	2,094	2,200	2,115	1,792	394

Pretax income from continuing operations before adjustment for non controlling interests in consolidated subsidiaries	1,936	2,835	(5,375)	(2,360)	(520)	(510)
Income allocable to non-controlling interest in consolidated entities that have not incurred fixed charges	(89)	3	117	30	(112)	(8)
Undistributed earnings of equity investees	(294)	(222)	48	608	325	57
Fixed charges, excluding capitalized interest	1,672	2,087	2,192	2,112	1,797	395

Earnings-pretax income with applicable adjustments (B)	3,225	4,703	(3,017)	390	1,490	(66)

Ratio of (B) to (A)	1.9	2.2	(1.4)	0.2	0.8	(0.2)

Notes

(1)	Due to ArcelorMittal’s pretax loss in 2012, the ratio coverage was less than 1:1. ArcelorMittal would have needed to generate additional earnings of $5,218 million to achieve a coverage of 1:1 for 2012.
(2)	In 2013, 2014 and Q1 2015, ArcelorMittal’s pretax results were not enough to reach a ratio of 1:1. ArcelorMittal would have needed to generate additional earnings of $1,725 million, $302 million and $460 million to achieve a coverage of 1:1 for 2013, 2014 and Q1 2015, respectively.

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings represent consolidated pretax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries, less income allocable to non-controlling interests in consolidated entities that have not incurred fixed charges, fixed charges, and undistributed earnings of equity investees. Equity investees are investments accounted for using the equity method of accounting. Fixed charges include interest expensed and capitalized, the interest portion of rental obligations, amortized premiums, discounts and capitalized expenses related to indebtedness. Amounts were prepared in accordance with IFRS as issued by the International Accounting Standards Board.